INVEST IN **HEARTFOODS GROUP, PBC**

Transforming our food system by recycling food wastes to grow vegetables, greens, herbs and berries



LEAD INVESTOR

Tom CAMPBELL

Heartfoods combines three most important factors utilizing food waste, net zero energy, and producing organic foods in our neighborhoods. This company will make a huge difference for climate change and food security. The founders are experienced engineers and consultants that can readily replicate a viable food system in hundreds of locations. Our focus is to scale food production in our communities that can provide fresh food and local jobs.

Invested $60,000 this round

heartfoods.co Bellingham WA

Technology | Food | Infrastructure | PBC and B Corps | Clean Tech

Highlights

1. Fresh organic foods are grown year-round using recycled nutrients, carbon, water and energy from local food wastes
2. The upcycled food waste industry is worth over $50 billion (and climbing). $1 trillion worth of food is wasted per year.
3. Replicable worldwide community locations help achieve the goal of 5X business expansion every year
4. An agritech & cleantech precedent entering the global food market that generated over $8 trillion in revenue in 2020

4. An agritech & cleantech precedent entering the global food market that generated over $8 trillion in revenue in 2020

5. The Net Zero design goals include: net zero waste, net zero energy, net zero water and net zero carbon
6. Unique design of cleantech: anaerobic/fermentation digester, fuel cells, bioaugmentation, solar PV, and geothermal
7. Our innovative, proprietary processes capture the carbon in food wastes to increase crop growth.
8. Addresses social issues of food security, hunger, and jobs while providing fresh foods that are good for the heart

Our Team



Mark Buehrer Founder and CEO

Professional civil engineer, author, inventor, and founder of 2020 ENGINEERING. Since 1995, he has been at the forefront of the research and development of sustainable methods, systems, and infrastructures.

Over 25 years ago, Mark Buehrer created 2020 ENGINEERING as visionary engineering consulting company, founded on a simple design approach to economically solve complex environmental problems. As time passed, he realized that the issues of food waste, food transportation, food security, food poverty, and urban food deserts could be better addressed. The year 2020 gave opportunity to bring the idea to fruition with the formation of HeartFoods Community Farms.



Janet “Jessie” Buehrer Founder and CFO

Business, marketing, financial, facility and management professional. Managed large and small business development, systems planning, program deployment, HR, legal, IT, vendor relationships, contract development. Supported three business startups.

Pitch


October 2021
HEARTFOODS
COMMUNITY FARMS
Transforming Our Food System
Locally grown foods that are good for your heart.


Objective
HeartFoods Community Farms
Fresh organic foods grown year-round using recycled nutrients, carbon, water and energy from local food wastes.
HEARTFOODS®

Problem

UN environment programme — Short Video Link: WHY DO WE NEED TO CHANGE OUR FOOD SYSTEM?

Current Global Food Supply Chain Creates Food Waste



Global Food System
Production
Processing
Distribution
Consumption
Must be Transformed
1/3 of food is wasted
FOOD WASTE COLLECTION

Farm to Fork Economy

100% of HeartFoods products are sourced and sold within the HeartFoods community.



Current Global Food System
Farm Income
Supply Chain Income
27%
73%
(No income to the farm)
$ Linear Money Flow $
HEARTFOODS® Food System
"In-House" Community Farm Production
100%
"In-House" Community Farm Sales
Eliminates Supply Chain
Direct Sales to Customers
Local Food and Jobs
$ Circular Economy $

Net Zero Design



Net-Zero Energy
Net-Zero Waste
FRESH FOOD
FOOD WASTE
ENERGY NUTRIENTS CARBON WATER
CO_2
Net-Zero Carbon
Net-Zero Water

Closed-Loop Design

Energy + Nutrients + CO_2 + Water

Unique Advantages

- ✓ Agritech & Cleantech Precedent
- ✓ Proven Sustainable Technologies
- ✓ Whole Systems / Integrated Design
- ✓ Provides Local Food Security and Jobs
- ✓ Food Transport Cost Avoidance
- ✓ Proprietary Organic Fertilizers
- ✓ Year-Round Food Freshness & Quality
- ✓ Carbon Capture & Sequestration
- ✓ Replicable Worldwide Locations
- ✓ Stimulate Local "Circular" Economies



Food Waste Collection
Food Waste Processing
Food Production
Consumption
Closed Loop Food System


Plant-Based Organic Foods
Barramundi (Sea Bass)
Tilapia
Shrimp
Greenhouse & Vertical Food Production
Hydroponics & Aeroponics
*** Vegetables, Greens, Herbs, Spirulina and Berries ***
Recirculating Aquaculture
Fresh Organic Fish & Shrimp
*** Fed with plant-based aquaculture feeds ***
7


Food Distribution
Tomatoes
Peppers
Cucumbers
Greens
Herbs
Spirulina
Duckweed
Berries
Shrimp
Barramundi
And more…
Distribute Food To Consumers
HEARTFOODS Community Farm
Prepare Food For Distribution
Grocery/ Retail
Restaurants, Hospitals & Schools
Commercial Kitchen & Cafe
Food Trucks
Home Delivery Services
HEARTFOODS
8


Food Waste Collection
Grocery /Retail
Restaurants, Hospitals & Schools
Commercial Kitchen & Cafe
Food Trucks
Home Delivery Services
Collect Food Waste
HEARTFOODS Community Farm
Convert Food Waste To Fertilizer
Tomatoes
Peppers
Cucumbers
Greens
Herbs
Spirulina
Duckweed
Berries
Shrimp
Barramundi
And more…
HEARTFOODS
9


Community Farm "Plug & Play"


HEARTFOODS®
10


Community Farm Example Campus
HEARTFOODS®
11


HeartFoods Management Team
Mark Buehrer
CEO
Founder & Director
Jessie Buehrer
CFO
Founder & Guardian
Karl Thomas
Business Development
Facilities Operations
Noramae Munster
Nourishment Champion
Culinary Creator
HEARTFOODS®
12

Downloads

1. Business model summary deck

2. Timeline for future funding chart

3. Team Bios

4. Mark Buehrer 2020 ENGINEERING Resume

5. Website Links to Newer Developments in the Worlds Food System

6. Example Presentation Converting Urban Food Deserts to Food Oases.

7. Example 2020 ENGINEERING Project William Penn School

8. Example 2020 ENGINEERING Eco Lab Algae Poster

9. Example Media 2020 ENGINEERING Business Pulse Fall 2017 Article

10. Craft3 Financing LOI

11. HeartFoods Pitch Deck

12. Link to Video Recording of the Net Zero 2021 Conference